UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TORM A/S

(Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share

(Title of Class of Securities)

891072100**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.

The Common Shares are not publicly traded in the United States.

Kaare Hove Kristensen

Danske Bank A/S

Holmens Kanal 2-12

1092 Copenhagen, Denmark

Tel: +45 4512 8424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Danske Bank A/S

2.	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Danske Bank A/S is incorporated and legally domiciled in the Kingdom of Denmark.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 83,566,818
	8.	Shared Voting Power 655,200,000
	9.	Sole Dispositive Power 83,566,818
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person BK

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ITEM 1. SECURITY AND ISSUER

The name of the issuer is Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. This Schedule 13D relates to the Issuer’s common shares, par value 0.01 Danish Kroner (“DKK”) per share (the “Common Shares”). The Common Shares do not trade on a national securities exchange, but are registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), only in connection with the registration of American Depositary Shares (as evidenced by American Depositary Receipts) (“ADSs”), pursuant to the requirements of the U.S. Securities and Exchange Commission. For the purpose of calculating beneficial ownership of Common Shares as reported herein, ADSs, each representing one Common Share, are considered the same class of equity security as the Common Shares.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of Danske Bank A/S (“Danske Bank” or the “Reporting Person”) is incorporated and legally domiciled in the Kingdom of Denmark and principally engaged in retail banking and the provision of financial and related services. Danske Bank is the largest banking institution in the Kingdom of Denmark. Danske Bank also provides asset management, investment, pension, mortgage finance, insurance, real estate agency and leasing services. The address of the principal place of business of Danske Bank is Holmens Kanal 2-12, 1092 Copenhagen, Denmark.

On October 2, 2012, Danske Bank entered into a Restructuring Agreement as Co-ordinator, amongst others, with the Issuer, Torm Singapore Pte. Ltd. and Nordea Bank Danmark A/S as proposed Security Agent and the companies and the other parties named therein (the “Restructuring Agreement”). The summary of the Restructuring Agreement below is qualified in its entirety by reference to the text of the Restructuring Agreement itself, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. All capitalized terms not herein defined are defined therein. The Restructuring Agreement is the result of negotiations between the Issuer, Torm Singapore Pte. Ltd and their financial creditors regarding the terms of the financial restructuring of the Issuer and its subsidiaries and sets out the basis upon which the Issuer’s secured lenders have agreed to amend the terms of their existing loan documentation and the manner in which the Issuer’s unsecured time charter and bareboat contract counterparts have agreed to amend their existing contracts (the “Restructuring”).

Pursuant to the Restructuring, among other things, the terms governing substantially all of the Issuer’s outstanding indebtedness (including any indebtedness held or acquired by Danske Bank) were amended by the entry into a Framework Agreement. In consideration for its participation in the Restructuring, Danske Bank is entitled to its pro rata share of the total Common Shares of the Issuer in exchange for (i) a restructuring fee; and (ii) forgoing certain agreed claims against the Issuer, to which Danske Bank would otherwise be entitled. Danske Bank acquired 83,566,818 Common Shares of the Issuer on November 5, 2012 which represents 11.5% of the outstanding Common Shares of the Issuer. Common Shares issued pursuant to the restructuring agreement on a private basis and subject to Danish listing requirements will represent approximately 90.0% of the Issuer’s outstanding equity on a post-Restructuring basis.

Under the Restructuring Agreement, within three months (or such longer period as may be agreed) after the date on which all documents, agreements and instruments required to implement and consummate the restructuring and the implementation plan have been signed and have become effective, and upon which Danske Bank (acting as Co-ordinator) receives confirmation and thereafter gives written notice to each of the other parties: all conditions precedent to the restructuring documents have been satisfied or waived (the “Restructuring Effective Date”), the Issuer has undertaken to use its best efforts to ensure that the Common Shares issued in the Restructuring are listed and admitted to trading on the Nasdaq OMX Copenhagen A/S. The new shareholders have not undertaken any lock-up obligations with respect to the Issuer. However, the new shareholders are prohibited from depositing Common Shares in exchange for the ADSs governed by the Deposit Agreement between the Issuer and Bankers Trust Company, dated February 27, 2002, as amended, during the six month period commencing on the date the shares are issued, subject to extensions under limited circumstances.

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As part of the Restructuring, the Issuer shall, no later than 30 days after the Restructuring Effective Date (or such longer period as may be agreed), convene an extraordinary general meeting to amend its Articles of Association to (i) include that unless adopted by at least 90% of the votes and share capital represented at the general meeting: (a) all shareholders of the Issuer will have pre-emptive (subscription) rights on a pro rata basis based on their shareholding with respect to any new share issuances, regardless of share class or other special rights attached to such new shares, by the Issuer after the Restructuring Effective Date; (b) no debt may be converted into equity of the Issuer; and (c) the foregoing provisions may not be amended without the approval of at least 90% of the votes and share capital represented at the general meeting; (ii) pass a resolution to appoint new directors; and (iii) amend the Issuer’s Articles of Association to include a provision so that the ordinary election term for the Board is two years with the first ordinary re-election to occur at the ordinary general meeting in 2014. Danske Bank, along with the other parties receiving Common Shares pursuant to the Restructuring Agreement, has agreed as a party to the Restructuring Agreement to vote in favor of the resolutions described above.

It is not the intent of the Reporting Person to control the Issuer following the extraordinary general meeting. The Reporting Person and each of the parties to the Restructuring Agreement have agreed that from the date on which they become, and to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Person is not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

From the time when Danske Bank acquired the Common Shares until the time of the adoption of the amendment of the Articles of Association of the Issuer at the extraordinary general meeting to be held no later than 30 days after the Restructuring Effective Date (or such later date as may be agreed) as required by the Restructuring Agreement, the Reporting Person expressly affirms group status.

The following table lists all the members of the group, which will receive shares pursuant to the Restructuring Agreement and which consists of the parties to the Restructuring Agreement and other undertaking agreements pursuant to which the Restructuring was effected:

Aktiebolaget Handel och Industri, Handelsbanken, (Nominated affiliate of Handelsbanken (Branch of Svenska Handelsbanken Ab (publ), Sweden))

Arctic Char Shipping, Inc.

Arctic Flounder Shipping, Inc.

Blue Lines Shipping (Nominated Affiliate of Heroic Taurus Inc., Heroic Regulus Inc., Heroic Elysion Inc. and Heroic Ursa Major)

BW Euroholdings Limited (Nominated Affiliate of Rainwood Company S.A., Acland CompanyS.A. and Gifford Company S.A.)

CAF First Limited (Nominated affiliate of The Export Import Bank of China)

Danish Ship Finance A/S (Danmarks Skibskredit A/S)

Danske Bank A/S

DBS Bank Ltd.

Deutsche Bank AG (London Branch)

Deutsche Bank AG Filiale Deutschlandgeschäft

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FSL-25 Pte. Ltd.

FSL-26 Pte. Ltd.

HSH Nordbank AG

Inverbeg Shipping Ltd. (Nominated Affiliate of BNP Paribas)

Karei Shipping, Inc.

Keymax Maritime Co. Ltd. (Nominated Affiliate of A-1 Shipholding S.A.)

Kihada Shipping, Inc.

Koi Shipping, Inc.

Link Stork Marina S.A.

Maguro Shipping, Inc.

Majuro Ship Finance Co.

Mitsubishi Ore Transport (Torm Atlantic)

Mitsubishi Ore Transport (Torm Ocean)

Mitsubishi Ore Transport (Torm Pacific)

MK Centennial Maritime B.V.

MMSL Pte. Ltd. (Nominated Affiliate of Marubeni Corp.)

MPC Global Maritime Opportunities S.A., SICAF (Nominated Affiliate of Rio Lillehammer Schifffahrtsgesellschaft mbH & Co. KG and Rio Luxembourg  Schifffahrtsgesellschaft mbH & Co. KG)

Nordea Bank Danmark A/S

Orient Line Co. Ltd (Nominated affiliate of Polestar Ship Line S.A.)

Principal Finance Investments Holding B.V. (Nominated Affiliate of MCI Tankers VIII Pte. Ltd.)

Safemarine Corp. S.A.

Shikishima Kisen K.K. (Nominated Affiliate of Ambitious Line, S.A.)

Shoei Kisen Kaisha

Skandinaviska Enskilda Banken AB (publ)

Solar Oceania Corp

Sumitomo Corporation

Sun Cordia Marine S.A.

T&T Marine S.A.

The Hongkong and Shanghai Banking Corporation Limited

Triton Navigation, B.V.

Unicredit Bank AG

Following the extraordinary general meeting to amend the Articles of Association of the Issuer, the Reporting Person expects to disclaim group status.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of Danske Bank is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither Danske Bank nor, to the knowledge of Danske Bank, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 5, 2012, the Board of Directors of the Issuer resolved to increase the share capital of the Issuer pursuant to article 2.14 of the Articles of Association of the Issuer by no less than DKK nominal value 0.01 and no more than DKK nominal value 6,552,000 and to issue such shares pursuant to a conversion of debt. Pursuant to the terms of the Restructuring Agreement, Danske Bank acquired 83,566,818 Common Shares of the Issuer, which represent 11.5% of the Common Shares of the Issuer. The purchase price for its Common Shares was satisfied by Danske Bank converting (i) a restructuring fee; and (ii) certain agreed claims against the Issuer, to which Danske Bank would otherwise be entitled, into Common Shares of the Issuer.

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ITEM 4. PURPOSE OF TRANSACTION

The Common Shares to which this statement relates were acquired by the Reporting Person as part of the Restructuring. As a result of such Restructuring, the Reporting Person will acquire 83,566,818 Common Shares of the Issuer, which represent 11.5% of the Common Shares of the Issuer.

The Reporting Person intends to review its investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. Other than as described in this statement, the Reporting Person nor, to the Reporting Person’s best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of November 5, 2012, based solely on information provided by the Issuer, the total number of issued and outstanding Common Shares is 728,000,000, including 655,200,000 Common Shares issued pursuant to the Restructuring Agreement.

(b)	As of November 5, 2012, Danske Bank beneficially owns and has shared power to vote 655,200,000 Common Shares, representing 90.0% of the issued and outstanding Common Shares. Danske Bank has the sole power to vote and dispose of, 83,566,818 Common Shares, representing 11.5% of the issued and outstanding Common Shares, giving effect to the Restructuring described in Item 4 hereof.

(c)	Transactions by the Reporting Person in shares of the Issuer effected during the past sixty days are set forth in Schedule 1 to this Schedule 13D, which is incorporated by reference herein.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by Danske Bank.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of Danske Bank, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Restructuring Agreement, dated October 2, 2012. (The Reporting Person will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)
Exhibit 99.2	Directors and Executive Officers of Danske Bank A/S
Exhibit 99.3	Extract from List of Authorized Signatories

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9th, 2012

Danske Bank A/S

By: /s/ Christian Roed Christensen

Name: Christian Roed Christensen

Title: Senior Loan Manager

By: /s/ Niels Bang-Hansen

Name: Niels Bang-Hansen

Title: Head of Business Banking

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SCHEDULE 1

60-day Trade History

Date	Buy/Sell	Amount	Price in DKK

10/11/2012	S	32344	3.00
10/12/2012	S	12000	2.80
10/15/2012	S	18276	2.89
10/16/2012	S	65627	2.79
10/17/2012	S	29251	2.74
10/18/2012	S	57677	2.62